Filed by Lan Airlines S.A.

pursuant to Rule 425 under the

Securities Act of 1933, as amended.

Subject of the offer: TAM S.A.

(Commission File No.: 333-177984)

LAN INFORMS REGARDING CHILEAN SUPREME COURT RESOLUTION

Santiago, Chile, April 5, 2012 - Lan Airlines S.A. (NYSE: LFL) (“LAN” or the “Company”) announces that the Chilean Supreme Court confirmed today the approval granted on September 21, 2011, by the Chilean Antitrust Authority (Tribunal de Defensa de la Libre Competencia (TDLC)) to the merger transaction between LAN and TAM, including the mitigation measures imposed on this transaction. The Supreme Court also rejected LAN’s appeal of three of the 14 mitigation measures, which the Company considered to be illegal and unconstitutional.

As has been previously announced, LAN and TAM will continue to move forward with the merger within the established timeframes.

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About LAN

LAN Airlines is one of the leading passenger and cargo airlines in Latin America. The company and its affiliates serve over 100 destinations around the world through an extensive network that offers full connectivity within Latin America, while also linking the region with North America, Europe and the South Pacific, as well as 70 additional international destinations through its various code share agreements. LAN Airlines and its affiliates have a leading position in their respective domestic markets of Chile and Peru as well as an important presence in the Argentinean, Ecuadorian and Colombian domestic markets.

Currently, LAN Airlines and its affiliates operate 133 passenger aircraft while LAN Cargo and its respective affiliates have a fleet of 14 dedicated freighters. The Company has one of the youngest fleets in the world which has meant greater efficiency and a significant reduction in CO2 emissions, reflecting its strong commitment to the protection of the environment.

LAN is one of the few Investment Grade airlines in the world (BBB). The company’s world class quality standards enabled its membership in oneworld™, an alliance of leading global airlines of which LAN has been a member for 10 years. For more information please visit www.lan.com or www.oneworldalliance.com.

CONTACTS IN CHILE	CONTACTS IN NEW YORK

LAN Airlines S.A. Investor Relations investor.relations@lan.com Tel: (56-2) 565-8785	i-advize Corporate Communications, Inc.María Barona / Pete Majeski lan@i-advize.com Tel: (212) 406-3690